SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(d) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Zale Corporation

(Name of Subject Company (Issuer))

Zale Corporation

(Names of Filing Persons (Offeror))

Common Stock

(Title of Class of Securities)

988858 106

(CUSIP Number of Class of Securities)

901 West Walnut Hill Lane

Irving, Texas 75038-1003
Telephone: (972) 580-4000

Copy To:

W. Brinkley Dickerson, Jr., Esq.

Eric A. Koontz, Esq.
Troutman Sanders LLP
600 Peachtree Street, Suite 5200
Atlanta, Georgia 30308
Telephone: (404) 885-3000
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$307,200,000	$24,853

*	Calculated solely for the purpose of determining the amount of the filing fee, based upon the purchase of 6,400,000 shares of common stock at the maximum tender offer price of $48.00 per share.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identifying the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:

Filing Party:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

SCHEDULE TO

      This Tender Offer Statement on Schedule TO relates to the offer by Zale Corporation, a Delaware corporation, to purchase up to 6,400,000 shares, or such lesser number of shares as are properly tendered, of its common stock at a price not greater than $48.00 nor less than $42.00 per share, net to the seller in cash, without interest, as specified by stockholders tendering their shares. Zale Corporation’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2003, and in the related Letter of Transmittal, which, as amended or supplemented from time to time, together constitute the tender offer. This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

      The information in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii) hereto, respectively, is incorporated herein by reference in answer to Items 1 through 11 in this Tender Offer Statement on Schedule TO.

Item 12.     Exhibits

Exhibit
Number	Description of Exhibits

(a)(1)(i)	Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Participants in Our 401(k) Plan.
(a)(1)(vi)	Trustee Direction Form.
(a)(1)(vii)	Guidelines for Substitute Form W-9.
(a)(1)(viii)	Letter to Stockholders.
(a)(5)	Press Release.
(d)(1)	Zale Corporation Omnibus Stock Incentive Plan (included as Exhibit 10.3b to Zale Corporation’s Form 10-K for the annual period ended July 31, 2001, and incorporated by reference herein).
(d)(2)	Zale Corporation Outside Directors’ 1995 Stock Option Plan (included as Exhibit 10.3c to Zale Corporation Form 10-K for the annual period ended July 31, 2001, and incorporated by reference herein).

Item 13.     Information Required by Schedule 13e-3

      Not applicable.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Zale Corporation

By: /s/ MARY L. FORTÉ Mary L. Forté President and Chief Executive Officer

Dated: July 1, 2003	By: /s/ SUE E. GOVE Sue E. Gove Executive Vice President and Chief Operating Officer

EXHIBIT INDEX

Exhibit
Number	Description of Exhibits

(a)(1)(i)	Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Participants in Our 401(k) Plan.
(a)(l)(vi)	Trustee Direction Form.
(a)(l)(vii)	Guidelines for Substitute Form W-9.
(a)(l)(viii)	Letter to Stockholders.
(a)(5)	Press Release.
(d)(1)	Zale Corporation Omnibus Stock Incentive Plan (included as Exhibit 10.3b to Zale Corporation’s Form 10-K for the annual period ended July 31, 2001, and incorporated by reference herein).
(d)(2)	Zale Corporation Outside Directors’ 1995 Stock Option Plan (included as Exhibit 10.3c to Zale Corporation’s Form 10-K for the annual period ended July 31, 2001, and incorporated by reference herein).